Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-207042

Arrow Electronics, Inc.
Pricing Term Sheet
June 1, 2017

3.875% Notes due 2028

Issuer:	Arrow Electronics, Inc.
Trade Date:	June 1, 2017
Settlement Date:	June 12, 2017 (T+7)
Ratings:	Moody’s: Baa3 (stable) / S&P: BBB- (stable) / Fitch: BBB- (stable)
Title:	3.875% Notes due 2028
Principal Amount:	$500,000,000
Maturity:	January 12, 2028
Coupon:	3.875% per annum, accruing from June 12, 2017
Price to Public:	99.575%
Yield to Maturity:	3.924%
Spread to Benchmark Treasury:	T+170 bps
Benchmark Treasury:	2.375% due May 15, 2027
Benchmark Treasury Spot/Yield:	101-11 / 2.224%
Interest Payment Dates:	January 12 and July 12, commencing January 12, 2018
Redemption:
Make-Whole Call:	Prior to October 12, 2027, at T+ 25 basis points
Par Call:	On or after October 12, 2027 (three months prior to maturity), at par
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	042735BF6 / US042735BF63
Tender Offer:
On June 1, 2017, the Company commenced a cash tender offer (the “tender offer”) for up to $285 million aggregate total consideration of its 7.50% Senior Debentures due 2027, 6.00% Notes due 2020, 5.125% Notes due 2021 and 3.00% Notes due 2018.

The tender offer is being made on the terms and subject to the conditions set forth in the offer to purchase, dated June 1, 2017, relating to the tender offer. This offering is not conditioned upon the successful consummation of the tender offer.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533 or Mizuho Securities USA LLC at 866-271-7403.
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